UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Kookmin Bank’s Decision on Capital Injection in PT Bank KB Bukopin Tbk.

On October 11, 2022, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on October 4, 2022 in response to an official inquiry received from the Korea Exchange on the same date regarding potential plans by Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, to invest additional funds in PT Bank KB Bukopin Tbk. of Indonesia (“Bank KB Bukopin”), as follows:

On October 11, 2022, the board of directors of Kookmin Bank passed a resolution to the effect that, if Bank KB Bukopin decides to increase its capital by issuing new shares in pursuit of its swift business normalization and procurement of future growth drivers, then Kookmin Bank would participate in such rights offerings by Bank KB Bukopin in the amount of up to IDR 8,436 billion (equivalent to approximately KRW 793 billion) (the “Capital Injection”).

*	Note: Such amount in KRW is subject to change based on exchange rates.

Currently, however, details of neither Bank KB Bukopin’s rights offerings (including the number of shares to be issued and the issue price) nor the Capital Injection (including the number of shares to be acquired, and the total number of shares to be owned by Kookmin Bank following the Capital Injection) have been determined, and as such, KB Financial Group plans to make further disclosures at which point such matters have been determined. In addition, the expected date of the acquisition of Bank KB Bukopin’s new shares is subject to further discussions with the financial authorities.

The key details on the Capital Injection are as follows:

1.	Information on Bank KB Bukopin, as of the end of June 30, 2022

A.	Total number of shares issued: 67,887,540,178 shares

B.	Share Capital: KRW 644,700,000,000 (converted from IDR to KRW at the exchange rate announced on October 11, 2022 (IDR 1.00 = KRW 0.0921))

C.	Primary areas of business: Banking

2.	Method of the Capital Injection: Cash payment for the acquisition of new shares

3.	Purpose of the Capital Injection: Participate in the rights offerings by Bank KB Bukopin in pursue of the business normalization and procurement of future growth drivers

4.	Key Financial Information of Bank KB Bukopin

(Unit: millions of KRW)
Period	Total Assets	Total Liabilities	Total Equity	Share Capital	Operating Revenue	Net Income
FY2021	8,216,764	7,000,500	1,216,264	644,700	388,442	-212,040
FY2020	7,362,343	6,582,584	779,759	320,376	488,901	-300,072
FY2019	9,234,337	8,414,142	820,195	126,770	715,143	19,963

*	Note: The figures above have been converted from IDR to KRW at the exchange rate announced on October 11, 2022 (IDR 1.00 = KRW 0.0921).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 11, 2022	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer